UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

NEW MEDIA INSIGHT GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

64704U306

(CUSIP Number)

Leone Group, LLC

330 Clematis Street, Suite 217

West Palm Beach, FL 33401

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 9, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64704U306	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Leone Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

	7.	SOLE VOTING POWER 6,600,000
NUMBER OF SHARES BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	9.	SOLE DISPOSITIVE POWER 6,600,000
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,600,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%[1]
14.	TYPE OF REPORTING PERSON (see instructions) OO

  1This percentage is calculated based on 38,899,269 shares of common stock outstanding as of August 15, 2016.

CUSIP No. 64704U306	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

This statement relates to the common stock of New Media Insight Group, Inc. The address of the issuer’s principal executive offices is 330 Clematis Street, Suite 217, West Palm Beach, FL 33401.

Item 2. Identity and Background.

(a) Leone Group, LLC (“Leone”)

(b) Business Address: 330 Clematis Street, Suite 217, West Palm Beach, FL 33401

(c) Leone’s principal business is strategic business advisory services.

(d) Criminal Proceedings: None

(e) Civil Proceedings: None

(f) Citizenship: United States

Item 3. Source or Amount of Funds or Other Consideration.

On August 8, 2016, Leone acquired an aggregate of 933,334 shares of the issuer’s common stock, and on August 9, 2016, Leone acquired an aggregate of 5,666,666 shares of the issuer’s common stock. These shares were purchased with Leone’s personal funds.

Item 4. Purpose of Transaction.

Leone intends to participate in and influence the affairs of the issuer with respect to its voting rights associated with its shares of common stock. In addition, Leone acquired the securities to support an as of yet unidentified future merger and/or acquisition transaction that would likely result in a change of control and/or material change to the Company’s business.

As of August 9, 2016, Leone beneficially owned 17.0% of the issuer’s outstanding common stock.

Item 5. Interest in Securities of the Issuer.

(a)	The reporting person beneficially owns 6,600,000 shares of common stock, representing approximately 17.0% of the outstanding shares of common stock. The foregoing percentage is calculated based on 38,899,269 shares of common stock outstanding as of August 15, 2016.

(b)	The information set forth in Item 5(a) of this Schedule 13D is incorporated herein by reference. The reporting person has sole voting power and sole dispositive power over the shares of common stock, and does not have shared voting power or shared dispositive power over any shares of common stock.

(c)	The reporting person did not effect any transactions in the issuer’s common stock since June 10, 2016.

(d)	Other than the reporting person, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares that are the subject of this statement.

(e)	Not applicable.

CUSIP No. 64704U306	13D	Page 4 of 5 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 herein is incorporated herein by reference. The reporting person expects to invest additional funds into the issuer and to receive either stock or convertible securities in exchange for such investments. Except as set forth herein, the reporting person: (i) holds no options to purchase shares of common stock, (ii) has no interest in any other securities of the issuer, and (iii) is not a party to an agreement in which it shall receive additional securities of the issuer.

Item 7. Material to Be Filed as Exhibits.

None.

CUSIP No. 64704U306	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 1, 2016

LEONE GROUP, LLC

/s/ Laura Anthony
Laura Anthony
Managing Member